August 10, 2007
Mail Stop: 4561
Mr. Kevin Woody
United States Securities and exchange commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Del Taco Income Properties IV Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 23, 2007 Form 10-Q for Quarterly Period Ended March 31, 2007 Filed May 14, 2007 File No. 033-13437
Dear Mr. Woody,
Del Taco Income Properties IV (the “Company”) is in receipt of the Staff’s letter dated August 1, 2007 regarding the Staff’s review of and comments on the Company’s Form 10-K and Form 10-Q filings referenced above. For your convenience, we have restated the Staff’s comments in bold in this letter and have provided the Company’s response below each comment.
Comment:
1. We note you declared distributions during the fourth quarter of 2006. It does not appear that you have recorded a liability for this distribution as of 12/31/06. Please tell us how you have complied with GAAP, or why you believe it was not necessary to accrue a liability for this distribution.
Response:
The Partnership regularly declares and pays quarterly distributions during the month subsequent to the end of each calendar quarter. The discussion in Note 6 of the Company’s December 31, 2006 Form 10-K implies that distributions were declared during the quarter ended December 31, 2006 and subsequently paid in January 2007, however, these distributions were both declared and paid in January 2007. The discussion in Note 5 of the Company’s March 31, 2007 Form 10-Q provides a more thorough discussion as to the timing of the declaration and payment of the distributions that allows the reader to understand that a liability for distributions is not required to be recorded as they were not declared until after the quarter ended. This language will be used in future filings.

Comment:
2. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you replaced the word “period” with “periods” in paragraph 2, you deleted “including its consolidated subsidiaries,” after “...the registrant,” in paragraph 4(a), and you have replaced the word “auditors” with “independent registered public accounting firm” in paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.
Response:
We will revise our future filings to comply with the Exchange Act Rules.
Comment:
3. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.
Response:
We will revise our future filings to comply with the Exchange Act Rules.
We have responded under a separate cover to the Staff’s comment requesting that the Company provide in writing certain acknowledgements.
Please do not hesitate to contact me with any questions or comments you may have.
Sincerely,
DEL TACO INCOME PROPERTIES IV
(a California limited partnership)
Steven L. Brake
Treasurer
SLB:mlf